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DATE:             August 18, 2009

TO:               Ellen J. Sazzman
                  SENIOR COUNSEL
                  U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:             Anthony L. Dowling
                  ASSOCIATE GENERAL COUNSEL

RE: Response to Comments for Post-Effective Amendment No. 69 for Perspective II (File Nos: 333-70472 and 811-08664)

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This memorandum and the materials supplied are in response to the comments you provided me via telephone on August 13, 2009, for the above referenced filing.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memorandum quotes our understanding of each of your oral comments, followed respectively by narrative responses (in bold). Please provide us guidance if we misinterpreted the substance of your comments.

1.   CONTRACT NAME

     Please confirm to the Commission Staff that the contract name on the front cover page is and will continue to be the same as the class identifier found on EDGAR that is associated with the contract.

     RESPONSE: THE CONTRACT NAME IS AND WILL CONTINUE TO BE THE SAME AS THE CLASS IDENTIFIER FOUND ON EDGAR THAT IS ASSOCIATED WITH THE CONTRACT.


2.   THIRD-PARTY AGREEMENTS

     Please disclose to the Commission Staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the variable annuity contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

     RESPONSE: THE COMPANY WILL BE SOLELY RESPONSIBLE FOR PAYING OUT ANY GUARANTEES ASSOCIATED WITH THE VARIABLE ANNUITY CONTRACT FROM ITS GENERAL ACCOUNT ASSETS, WHICH MAY INCLUDE PAYMENTS RECEIVED UNDER STANDARD REINSURANCE AGREEMENTS. THERE ARE NO GUARANTEES OR SUPPORT AGREEMENTS WITH THIRD PARTIES TO SUPPORT ANY OF THE COMPANY'S GUARANTEES UNDER THE CONTRACT.

Ms. Ellen J. Sazzman
August 18, 2009
Page 2 of 10

3.   RULE 12H-7 REPRESENTATION

     If you intend to rely on Rule 12h-7 but have not already added a statement to that affect in the underlying prospectus, please do so.

     RESPONSE:  A  STATEMENT  TO  THAT  AFFECT  IS  ALREADY  IN  THE  UNDERLYING
     PROSPECTUS.


4.   THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT (PAGE 6)

     Please add the following statement to this section: "Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors. Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits."

     RESPONSE: THE STATEMENT HAS BEEN ADDED, AS REFLECTED IN THE EXCERPT BELOW.

     CONTRACT VALUE ALLOCATED TO THE FIXED ACCOUNT AND/OR THE GMWB FIXED ACCOUNT WILL BE PLACED WITH OTHER ASSETS IN OUR GENERAL ACCOUNT. UNLIKE THE SEPARATE ACCOUNT, THE GENERAL ACCOUNT IS NOT SEGREGATED OR INSULATED FROM THE CLAIMS OF THE INSURANCE COMPANY'S CREDITORS. INVESTORS ARE LOOKING TO THE FINANCIAL STRENGTH OF THE INSURANCE COMPANY FOR ITS OBLIGATIONS UNDER THE CONTRACT, INCLUDING, FOR EXAMPLE, GUARANTEED MINIMUM DEATH BENEFITS AND GUARANTEED MINIMUM WITHDRAWAL BENEFITS. THE FIXED ACCOUNT AND THE GMWB FIXED ACCOUNT ARE NOT REGISTERED WITH THE SEC, AND THE SEC DOES NOT REVIEW THE INFORMATION WE PROVIDE TO YOU ABOUT THEM. DISCLOSURES REGARDING THE FIXED ACCOUNT AND THE GMWB FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO THE GENERAL PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. BOTH THE AVAILABILITY OF, AND TRANSFERS INTO AND OUT OF, THE FIXED ACCOUNT (WHICH CONSISTS OF FIXED ACCOUNT OPTIONS AND THE GMAB FIXED ACCOUNT) AND THE GMWB FIXED ACCOUNT MAY BE SUBJECT TO CONTRACTUAL AND ADMINISTRATIVE REQUIREMENTS. FOR MORE INFORMATION, PLEASE SEE THE APPLICATION, CHECK WITH THE REGISTERED REPRESENTATIVE HELPING YOU TO PURCHASE THE CONTRACT, OR CONTACT US AT OUR ANNUITY SERVICE CENTER.


5.   EXCESS WITHDRAWALS (PAGE 11)

     Disclose that excess or non-compliance withdrawals under certain living benefit riders offered in the underlying prospectus may result in a reduction or premature termination of these benefits and of those riders.

     RESPONSE:  UNDER THE  "ACCESS TO YOUR  MONEY"  SECTION,  IN THE  SUBSECTION
     ENTITLED "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS", THE FOLLOWING PARAGRAPH HAS BEEN ADDED. SIMILAR LANGUAGE HAS ALSO BEEN ADDED TO THE "LIFEGUARD FREEDOM 6 GMWB" AND THE "LIFEGUARD FREEDOM 6 GMWB WITH JOINT OPTION" SUBSECTIONS APPEARING IN THIS SUPPLEMENT. IN ADDITION, WE WILL ADD SIMILAR DISCLOSURE IN EACH OF THE REMAINING GUARANTEED MINIMUM WITHDRAWAL BENEFIT SUBSECTIONS IN SPRING 2010 WHEN WE NEXT UPDATE THE FULL UNDERLYING PROSPECTUS.

     Finally, please note that withdrawals in excess of certain limits may have a significantly negative impact on the value of your GMWB through prematurely reducing the benefit's Guaranteed Withdrawal Balance (GWB) and Guaranteed Annual Withdrawal Amount (GAWA) and, therefore, cause your GMWB to prematurely terminate. Please see the explanations of withdrawals under each of the following GMWB descriptions for more information concerning the effect of excess withdrawals.



6.   UNDERLYING PROSPECTUS

     Please explain to the Commission Staff how and when the language of the supplement will be incorporated into the underlying prospectus. Also, please note that the supplement appears to be difficult to follow without the aid of an existing prospectus and based on just reading the supplement as a stand-alone document.

     RESPONSE: THE LANGUAGE OF THE SUPPLEMENT WILL BE INCORPORATED INTO THE UNDERLYING PROSPECTUS IN SPRING 2010 DURING OUR ANNUAL PROSPECTUS UPDATES.

     CONCERNING READABILITY OF THE SUPPLEMENT, IT IS OUR GOAL TO HAVE THIS FORMAT PROVIDE AS CLEAR AND VALUABLE INFORMATION AS THE INCLUSIVE FORMAT. FOR THE FULL PROSPECTUS AND THE SUPPLEMENT WE PREPARE THE IDENTICAL FULL DESCRIPTIONS OF THE DESIGN FEATURES SO THAT WHEREVER THEY APPEAR THE READER CAN EASILY IDENTIFY THE FEATURES AND PERCEIVE ANY CHANGE. GIVEN THE NATURE OF THE CHANGES FOUND IN THIS SUPPLEMENT (I.E., ADDITION OF 3 NEW BENEFITS AND THE LIMITED, ISOLATED REVISIONS OF EXISTING BENEFITS AND THE INVESTMENT DIVISIONS) WE THOUGHT THIS PARTICULAR SUPPLEMENT WAS APPROPRIATE PARTICULARLY WHEN BALANCED AGAINST THE ECONOMIC HARDSHIP OF DISCARDING THE SUPPLY OF EXISTING PROSPECTUSES AND INCURRING THE COSTS OF PRINTING AND DELIVERING A NEW VOLUMINOUS PROSPECTUS. WHILE NOT CONTROLLING, WE BELIEVE THAT A SUPPLEMENT USED TEMPORARILY AT THE LAUNCH OF NEW OR REVISED FEATURES HIGHLIGHTS THE CHANGES FOR REGISTERED REPRESENTATIVES AND PRE-EXISTING CONTRACT OWNERS TO MORE CLEARLY FOCUS ON CHANGES THAT MAY AFFECT THEM. EXISTING CONTRACT OWNERS GENERALLY DO NOT HAVE THE BENEFIT OF IN-PERSON EXPLANATIONS BY A REGISTERED REPRESENTATIVE OF ANY PERMISSIBLE CHANGE TO THEIR CONTRACT FEATURES. PROSPECTIVE PURCHASERS ON THE OTHER HAND HAVE THE BENEFIT OF EXPLANATIONS BY A REGISTERED REPRESENTATIVE AND THE SEPARATE SUPPLEMENT USED UPON LAUNCH HELPS FOCUS THE REPRESENTATIVE'S ATTENTION ON PRODUCT CHANGES.

     THE SUPPLEMENT IS DESIGNED TO BE READ BY PROSPECTIVE CONTRACT OWNERS AND EXISTING CONTRACT OWNERS ALONGSIDE THE PROSPECTUS, WHICH IS DISTRIBUTED IN CONJUNCTION WITH THE SUPPLEMENT TO PROSPECTIVE CONTRACT OWNERS AND WHICH WAS MAILED TO ALL EXISTING CONTRACT OWNERS IN APRIL 2009. PLEASE ALSO NOTE THAT, TO AID EXISTING CONTRACT OWNERS WHO MAY NOT BE ABLE TO LOCATE THEIR PROSPECTUS BUT WOULD LIKE TO READ THE SUPPLEMENT WITH THE PROSPECTUS, WE HAVE ADDED CONTACT INFORMATION ON THE COVER PAGE OF THE SUPPLEMENT TO OBTAIN AN ADDITIONAL PROSPECTUS.


7.   EXPLANATION (PAGE 1)

     Please explain to the Commission Staff why the explanation on the cover page of the supplement differs from the explanation provided in the cover letter for this filing.

     RESPONSE: UPON REVIEW OF THE DISPARITIES BETWEEN THE EXPLANATION ON THE COVER PAGE OF THE SUPPLEMENT AND THE COVER LETTER OF THE FILING, WE NOTE THAT THE COVER PAGE EXPLANATION IS MORE DETAILED THAN THE COVER LETTER OF THE FILING SOLELY WITH REGARD TO THE INITIAL EFFECTIVE DATE OF THE CHANGES AND THE CHANGES TO THE INVESTMENT DIVISIONS. WE ERRONEOUSLY ASSUMED THAT THE SUMMARY IN THE COVER LETTER WAS SUFFICIENT TO PUT THE COMMISSION STAFF ON NOTICE THAT THE SUPPLEMENT DESCRIBED NEW AND MODIFIED CONTRACT FEATURES THAT THE COMMISSION STAFF WAS LIKELY TO REVIEW. IT WAS OUR VIEW THAT THE SPECIFICITY OF THE EFFECTIVE DATE OF THE CHANGES AND MENTION OF CHANGES TO INVESTMENT DECISIONS WOULD NOT BE OF CONTROLLING INTEREST TO THE COMMISSION STAFF. THAT BEING SAID, WE WILL CONTINUE TO MAKE EVERY EFFORT IN THE FUTURE TO HAVE THE COVER LETTER PROVIDE DETAIL THAT WILL ASSIST THE COMMISSION STAFF IN ITS REVIEW.

8. LIFEGUARD SELECT AND LIFEGUARD SELECT WITH JOINT OPTION (PAGE 3; NEW PAGES 3 AND 4)

     Please clarify whether the increase in the maximum annual charges for LifeGuard Select and LifeGuard Select With Joint Option as described at the top of page 3 apply to existing contract owners who have already purchased the rider. Also, please confirm that the footnote numbers found on page 3 are referenced correctly in conjunction with the underlying prospectus.

     RESPONSE: THIS IS TO CONFIRM THAT THE FOOTNOTE NUMBERS FOUND ON PAGE 3 ARE REFERENCED CORRECTLY. REGARDING THE INCREASE IN THE MAXIMUM ANNUAL CHARGES, THE INCREASE DOES NOT APPLY TO EXISTING CONTRACT OWNERS WHO HAVE ALREADY PURCHASED THE RIDER. WE HAVE REVISED THE FOOTNOTES AND THE LEAD-IN PARAGRAPH TO CLARIFY THIS FACT, AS REFLECTED IN THE EXCERPTS BELOW.

     * Under FEES AND EXPENSES TABLES, with the fee table entitled "Periodic Expenses," please note that the maximum annual charges for LifeGuard Select and LifeGuard Select with Joint Option are increasing to 1.50% and 1.86%, respectively, if purchased on or after September 28, 2009. If you purchased either the LifeGuard Select or LifeGuard Select With Joint Option endorsement on your Contract before September 28, 2009, your existing version of either endorsement does not change; otherwise, the new maximum annual charges will apply. Please replace the listing of those benefits and corresponding footnotes under the fee table in the prospectus with the following.

          . . . .


                 FOR LIFE GMWB WITH BONUS, GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT AND ANNUAL STEP-UP
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--------------------------------------------- ------------------------------------
Annual Charge                                               Maximum                               Current
--------------------------------------------- ------------------------------------
--------------------------------------------- ---------------- ------------------- ------------------ -------------------
For  endorsements  purchased  ON OR  AFTER        1.50%/4           1.50%/12            0.85%/4            0.87%/12
SEPTEMBER 28, 2009
--------------------------------------------- ---------------- ------------------- ------------------ -------------------
--------------------------------------------- ---------------- ------------------- ------------------ -------------------
For endorsements purchased BEFORE SEPTEMBER       1.20%/4           1.20%/12            0.65%/4            0.66%/12
28, 2009
--------------------------------------------- ---------------- ------------------- ------------------ -------------------
--------------------------------------------- ---------------------------------------------------------------------------
Charge Basis                                                                     GWB
--------------------------------------------- ---------------------------------------------------------------------------
--------------------------------------------- ---------------- ------------------- ------------------ -------------------
Charge Frequency                                 Quarterly          Monthly            Quarterly           Monthly


9.   LIFEGUARD FREEDOM 6 (PAGE 1; NEW PAGE 2)

     Please clarify the reference to footnote 40 within the footnote for LifeGuard Freedom 6 DB.

     RESPONSE: THE REFERENCE TO FOOTNOTE 40 WAS AN ERROR AND HAS BEEN DELETED.


10.  ADMINISTRATION CHARGE (PAGES 4 AND 5)

     The supplement states that a contract's Administration Charge is waived if Contract Value is greater than $1 million but that the Administration Charge will be reinstated if the Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary. Please confirm to the Commission Staff that this charge will not be imposed retroactively for that period of time that the charge was previously waived or else revised the disclosure to reflect the retroactive charge.

     RESPONSE: THIS IS TO CONFIRM THAT THE CHARGE WILL NOT BE IMPOSED RETROACTIVELY.


11.  TOTAL ANNUAL FUND  OPERATING  EXPENSES AND EXAMPLE (PAGES 4 AND 5; NEW PAGE
     5)

     Please provide the Commission Staff an updated fund table and example for review.

     RESPONSE: FOLLOWING IS THE TEXT REGARDING THE UPDATED FUND TABLE PORTION OF THE FEES AND EXPENSE TABLES THAT WILL BE INCLUDED IN THE FINAL VERSION OF THE SUPPLEMENT, WHICH WILL BE FILED UPON APPROVAL OF THESE RESPONSES. THE EXAMPLE IN THE UNDERLYING PROSPECTUS IS NOT IMPACTED BY THE PRODUCT CHANGES DISCLOSED IN THIS SUPPLEMENT SO THERE IS NO UPDATED EXAMPLE FOR REVIEW.

     * Under FEES AND EXPENSES TABLES, with the fee table entitled "Fund Operating Expenses," please note the fund changes.

     * Please change the name of JNL/Credit Suisse Global Natural Resources Fund to JNL/Credit Suisse Commodity Securities Fund

     *    Please delete the following funds:

          JNL/Goldman Sachs Short Duration Bond Fund
          JNL/PPM America Core Equity Fund
          JNL/S&P Retirement Income Fund
          JNL/S&P Retirement 2015 Fund
          JNL/S&P Retirement 2020 Fund
          JNL/S&P Retirement 2025 Fund

     *    Please add the following funds:

------------------------------------------------------------- --------------- ------------- ------------ ------------ --------------

         FUND OPERATING EXPENSES
   (AS AN ANNUAL PERCENTAGE OF THE FUND'S AVERAGE DAILY NET                                                 ACQUIRED
                            ASSETS)                                                                         FUND FEES
                                                                  MANAGEMENT                                   AND         ANNUAL
                                                                     and          SERVICE        OTHER     EXPENSES C     OPERATING
                          FUND NAME                              ADMIN FEE A    (12B-1) FEE   EXPENSES B                  EXPENSES
--------------------------------------------------------------- --------------- ------------- ------------ ------------ ------------
--------------------------------------------------------------- --------------- ------------- ------------ ------------ ------------
JNL/Ivy Asset Strategy                                              1.05%          0.20%         0.01%        0.00%         1.26%
--------------------------------------------------------------- --------------- ------------- ------------ ------------ ------------
--------------------------------------------------------------- --------------- ------------- ------------ ------------ ------------
JNL/Mellon Capital Management Global Alpha                          1.15%          0.20%         0.01%        0.00%         1.36%
--------------------------------------------------------------- --------------- ------------- ------------ ------------ ------------
--------------------------------------------------------------- --------------- ------------- ------------ ------------ ------------
JNL/T. Rowe Price Short-Term Bond                                   0.54%          0.20%         0.00%        0.02%         0.76%
--------------------------------------------------------------- --------------- ------------- ------------ ------------ ------------

     * Please delete the second paragraph in footnote A in its entirety and replace it with the following:

     The JNL/AIM Global Real Estate Fund, JNL/AIM International Growth Fund, JNL/Capital Guardian International Small Cap Fund, JNL/Capital Guardian Global Diversified Research Fund, JNL/Capital Guardian Global Balanced Fund, JNL/Credit Suisse Commodity Securities Fund, JNL/Credit Suisse Long/Short Fund, JNL/Franklin Templeton Global Growth Fund, JNL/Goldman Sachs Emerging Markets Debt Fund, JNL/Ivy Asset Strategy Fund, JNL/JPMorgan International Value Fund, JNL/Lazard Emerging Markets Fund, JNL/M&G Global Basics Fund, JNL/M&G Global Leaders Fund, JNL/Oppenheimer Global Growth Fund, JNL/PAM Asia Ex-Japan Fund, JNL/Red Rocks Listed Private Equity Fund, and all of the JNL/Mellon Capital Management Funds EXCEPT the JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Index 5 Fund, JNL/Mellon Capital Management 10 x 10 Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management NYSE(R) International 25 Fund, JNL/Mellon Capital Management European 30 Fund, and JNL/Mellon Capital Management Pacific Rim 30 Fund pay an administrative fee of 0.15%.


12.  TOTAL ANNUAL FUND OPERATING EXPENSES (PAGE 4; NEW PAGE 5)

     Please confirm to the Commission Staff that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements. Please also confirm that the Acquired Fund Fees and Expenses are appropriately reflected.

     RESPONSE: THIS IS TO CONFIRM THAT THE RANGE OF TOTAL ANNUAL FUND OPERATING EXPENSES DOES NOT REFLECT ANY WAIVER OR REIMBURSEMENT ARRANGEMENTS AND THAT THE ACQUIRED FUND FEES AND EXPENSES ARE APPROPRIATELY REFLECTED.


13.  EXAMPLE (PAGES 4 AND 5)

     Please provide the Commission Staff an updated example for review and confirm that the example reflects the most expensive contract options and does not reflect fee waivers or reimbursements.

     RESPONSE: THE EXAMPLE FOUND IN THE UNDERLYING PROSPECTUS REFLECTS THE MOST EXPENSIVE CONTRACT OPTIONS AND DOES NOT REFLECT FEE WAIVERS OR REIMBURSEMENTS. AS INDICATED IN THE RESPONSE TO ITEM 11 ABOVE, THE EXAMPLE IN THE UNDERLYING PROSPECTUS IS NOT IMPACTED BY THE PRODUCT CHANGES DISCLOSED IN THIS SUPPLEMENT SO THERE WILL BE NO UPDATED EXAMPLE INCLUDED IN THE SUPPLEMENT.


14.  INVESTMENT DIVISIONS (PAGE 5; NEW PAGES 6 AND 7)

     Please provide the Commission Staff updated Investment Division information for review.

     RESPONSE: FOLLOWING IS THE TEXT REGARDING THE UPDATED INVESTMENT DIVISIONS SECTION THAT WILL BE INCLUDED IN THE FINAL VERSION OF THE SUPPLEMENT, WHICH WILL BE FILED UPON APPROVAL OF THESE RESPONSES.

     * Under INVESTMENT DIVISIONS, with the JNL SERIES TRUST, please add the following information about the newly available funds.

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JNL/CREDIT SUISSE COMMODITY SECURITIES FUND
     Jackson National Asset Management, LLC (and Credit Suisse Asset Management,
     LLC)

          Seeks long-term capital growth by investing in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities. The Fund will invest in companies active in the extraction, production, processing and trading of the following products, including, but not limited to: chemicals; building materials; metal and other raw materials; timber and paper products; agriculture products; containers and packaging, as well as, companies in the energy resources sector.

          Under normal market conditions, the Fund will be comprised of two portfolios and will invest approximately 50% in each portfolio. One portfolio will focus on companies active in the extraction, production, and processing of commodities and raw materials; the "Natural Resources Portfolio." The other portfolio will focus on investments in commodity instruments; the "Commodities Portfolio."

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JNL/IVY ASSET STRATEGY FUND
     Jackson National Asset Management, LLC (and Ivy Investment Management Company)

          Seeks high total return over the long term by allocating its assets among primarily stocks, bonds, commodities, and short-term instruments of issuers located around the world.

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JNL/MELLON CAPITAL MANAGEMENT GLOBAL ALPHA FUND
     Jackson National Asset Management, LLC (and Mellon Capital Management Company)

          Seeks total return by using a variety of investment strategies, sometimes referred to as absolute return strategies, to produce returns with low correlation with, and less volatility than, major markets over a complete market cycle; typically a period of several years. The Fund seeks to provide returns that are largely independent of market moves.
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JNL/T. ROWE PRICE SHORT-TERM BOND FUND
     Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

          Seeks a high level of income consistent with minimal fluctuation in principal value and liquidity by investing in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities. The Fund may also invest in bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds. The Fund's average effective maturity will not exceed three years. The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) by at least one nationally recognized credit rating agency or, if unrated, deemed to be of comparable quality by the Sub-Adviser.
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     * Under INVESTMENT DIVISIONS, with the JNL SERIES TRUST, please delete the fund objectives for the following corresponding Funds.

          JNL/Credit Suisse Global Natural Resources Fund
          JNL/Goldman Sachs Short Duration Bond Fund
          JNL/PPM America Core Equity Fund
          JNL/S&P Retirement Income Fund
          JNL/S&P Retirement 2015 Fund
          JNL/S&P Retirement 2020 Fund
          JNL/S&P Retirement 2025 Fund


15.  LIFEGUARD FREEDOM 6 GMWB CHARGE (PAGE 6; NEW PAGES 7 AND 8)

     The supplement states on page 6 that the election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus. Please clarify whether the discontinuing application of the GWB bonus has any additional negative consequences with respect to the length of the benefit or otherwise. Make this clarification in the supplement wherever this language appears.

     RESPONSE: PLEASE SEE THE EXCERPT BELOW FOR REVISIONS MADE TO ADDRESS YOUR COMMENT CONCERNING THE GWB BONUS.

     We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level. PLEASE BE AWARE THAT ELECTION TO DISCONTINUE THE AUTOMATIC STEP-UPS WILL ALSO DISCONTINUE THE APPLICATION OF THE GWB BONUS. While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Also know that you may subsequently elect to reinstate the Step-Up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.


16. ACCESS TO MONEY - LIFEGUARD FREEDOM 6 GMWB (PAGES 9 THROUGH PAGE 17; SPECIFICALLY, PAGE 13; NEW PAGE 15)

     Please explain to the Commission Staff the significance of the language change at the top of page 13 where the GMWB Death Benefit is discussed as opposed to Benefit Determination Baseline when determining how adjustments are made. Also, explain the difference of using Contract Value versus highest quarterly Contract Value for purposes of determining the GWB and how are partial withdrawals treated differently.

     RESPONSE: REGARDING THE REFERENCE TO A GMWB DEATH BENEFIT RATHER THAN THE BENEFIT DETERMINATION BASELINE (BDB), THIS CHANGE WAS ENTIRELY IN ERROR. THANK YOU FOR BRINGING OUR ATTENTION TO THIS MISTAKE. WE HAVE CHANGED THE REFERENCE BACK TO THE BDB.

     REGARDING THE DIFFERENCE OF USING  CONTRACT VALUE VERSUS HIGHEST  QUARTERLY
     CONTRACT VALUE, USING CONTRACT VALUE, AS IT IS USED IN THE LIFEGUARD FREEDOM 6 GMWB, IS RELATIVELY STRAIGHTFORWARD IN THAT WHEN THE CONTRACT VALUE IS GREATER THAN THE GWB ON A CONTRACT ANNIVERSARY, THE GWB WILL AUTOMATICALLY RE-SET ("STEP-UP") TO THE CONTRACT VALUE.

     USING HIGHEST QUARTERLY CONTRACT VALUE, AS IT IS USED IN THE FORMERLY OFFERED LIFEGUARD FREEDOM GMWB (THAT IS BEING REPLACED BY LIFEGUARD FREEDOM 6 GMWB), THE STEP-UP OCCURS WHEN THE HIGHEST QUARTERLY CONTRACT VALUE IS GREATER THAN THE GWB ON A CONTRACT ANNIVERSARY, AND THE HIGHEST QUARTERLY CONTRACT VALUE EQUALS THE HIGHEST OF THE QUARTERLY ADJUSTED CONTRACT VALUES FROM THE FOUR MOST RECENT CONTRACT QUARTERLY ANNIVERSARIES. THE QUARTERLY ADJUSTED CONTRACT VALUE EQUALS THE CONTRACT VALUE ON THE CONTRACT QUARTERLY ANNIVERSARY, PLUS ANY PREMIUM PAID SUBSEQUENT TO THAT CONTRACT QUARTERLY ANNIVERSARY, ADJUSTED FOR ANY PARTIAL WITHDRAWALS TAKEN SUBSEQUENT TO THAT CONTRACT QUARTERLY ANNIVERSARY. PARTIAL WITHDRAWALS AFFECT THE ADJUSTED CONTRACT VALUE DIFFERENTLY, DEPENDING ON WHETHER THE WITHDRAWALS ARE LESS THAN OR EQUAL TO THE GUARANTEED ANNUAL WITHDRAWAL AMOUNT (GAWA) OR REQUIRED MINIMUM DISTRIBUTION (RMD).

     NEITHER METHOD FOR DETERMINING A STEP-UP (CONTRACT VALUE OR HIGHEST QUARTERLY CONTRACT VALUE) DETERMINES HOW A PARTIAL WITHDRAWAL AFFECTS THE GWB, WHICH IS CALCULATED SEPARATELY (AND WHICH IS DISCLOSED IN EACH GMWB SUBSECTION UNDER A "WITHDRAWALS" PROVISION).

     THE PRIMARY DIFFERENCE IN THE STEP-UP PROVISION DISCLOSURE UNDER LIFEGUARD FREEDOM 6 GMWB AND LIFEGUARD FREEDOM GMWB IS THAT, UNDER LIFEGUARD FREEDOM 6 GMWB, WE REMOVED ALL REFERENCES TO THE HIGHEST QUARTERLY CONTRACT VALUE, INCLUDING HOW PARTIAL WITHDRAWALS AFFECT THE QUARTERLY ADJUSTED CONTRACT VALUE, SINCE THOSE TERMS AND CONCEPTS ARE NOT APPLICABLE TO LIFEGUARD FREEDOM 6 GMWB.


17. ACCESS TO MONEY - LIFEGUARD FREEDOM 6 GMWB (PAGES 9 THROUGH PAGE 17; SPECIFICALLY, PAGE 13; NEW PAGE 16)

     The supplement states on page 13 that, "[i]n the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value." Please clarify in the disclosure that the purpose of the re-set is to increase the BDB for future measurement.

     RESPONSE: PLEASE SEE THE EXCERPT BELOW FOR REVISIONS MADE TO ADDRESS YOUR COMMENT CONCERNING THE BDB.

     In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value. The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future Step-Up if an age band is crossed.


18.  ACCESS TO MONEY - LIFEGUARD SELECT (PAGES 27 AND 28; NEW PAGES 30 AND 31)

     Please explain how the percentage GWB Adjustment has been changed and how does it affect existing contract owners of the rider.

     RESPONSE: OTHER THAN THE ADDITION OF A 400% GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT, WHICH WILL ONLY APPLY IF THIS GMWB IS ADDED TO A CONTRACT ON OR AFTER SEPTEMBER 28, 2009 (AS ALREADY STATED IN THE SUPPLEMENT), THE PERCENTAGE OF THE ORIGINAL ADJUSTMENT, 200%, HAS NOT CHANGED. PLEASE SEE THE EXCERPT BELOW FOR REVISIONS MADE TO CLARIFY THIS FACT.

     *    Under  ACCESS TO YOUR  MONEY,  in the  subsection  entitled  "For Life
          Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select"), please replace the part entitled "GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT" with the following. If you purchased the LifeGuard Select endorsement on your contract before September 28, 2009, your existing version of the endorsement does not change.

          200 % GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. (If this GMWB was added to your Contract BEFORE SEPTEMBER 28, 2009, this endorsement provision was referred to as the "Guaranteed Withdrawal Balance Adjustment" and the "GWB Adjustment".) If no withdrawals are taken from the Contract on or prior to the 200% GWB Adjustment Date (as defined below), then you will receive a 200% GWB adjustment.


19.  ACCESS TO MONEY - LIFEGUARD SELECT (PAGE 28; NEW PAGE 31)

     Please explain how the change of potential charge increase after the 5th Contract Anniversary affects existing contract owners.

     RESPONSE:   WE  RESPECTFULLY   SUBMIT  THAT,  BY  REFERENCING  WHETHER  THE
     ENDORSEMENT WAS PURCHASED BEFORE, ON OR AFTER SEPTEMBER 28, 2009, THE EXISTING DISCLOSURE EXPLAINS HOW THE POTENTIAL CHARGE INCREASE AFFECTS EXISTING CONTRACT OWNERS. HOWEVER, WE HAVE ALSO ADDED THE FOLLOWING STATEMENT TO THE LEAD-IN PARAGRAPH: "IF YOU PURCHASED THE LIFEGUARD SELECT ENDORSEMENT ON YOUR CONTRACT BEFORE SEPTEMBER 28, 2009, YOUR EXISTING VERSION OF THE ENDORSEMENT DOES NOT CHANGE."


20.  STATEMENT OF ADDITIONAL INFORMATION

     Please confirm to the Commission Staff that there are no changes in the Statement of Additional Information.

     RESPONSE: THERE ARE NO CHANGES TO THE STATEMENT OF ADDITIONAL INFORMATION.

21.  FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

     Any financial statements, exhibits, and other required disclosure not included in this post-effective amendment must be included in another post-effective amendment.

     RESPONSE: ANY FINANCIAL STATEMENTS, EXHIBITS AND OTHER REQUIRED DISCLOSURE NOT INCLUDED IN POST-EFFECTIVE AMENDMENT NO. 16 WILL BE FILED WITH THE NEXT POST-EFFECTIVE AMENDMENT.

22.  TANDY REPRESENTATIONS

     The Commission Staff objects to the "reservation of rights" and the "statement of registrant's position" in the registrant's current Tandy representations.

     RESPONSE:   PLEASE  ACCEPT  THAT  FOLLOWING  TANDY   REPRESENTATIONS   WITH
     REFERENCES  TO  THE   "RESERVATION   OF  RIGHTS"  AND  THE   "STATEMENT  OF
     REGISTRANT'S POSITION" REMOVED.

     WE HEREBY ACKNOWLEDGE AND AGREE AS FOLLOWS:

     o    SHOULD THE  COMMISSION  OR THE STAFF,  ACTING  PURSUANT  TO  DELEGATED
          AUTHORITY, DECLARE THE FILING EFFECTIVE, IT DOES NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING;

     o THE ACTION OF THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, IN DECLARING THE FILING EFFECTIVE, DOES NOT RELIEVE THE REGISTRANT FROM ITS FULL RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING; AND

     o THE REGISTRANT MAY NOT ASSERT THIS ACTION AS DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

                       SUPPLEMENT DATED SEPTEMBER 28, 2009
                    TO THE PROSPECTUS DATED APRIL 6, 2009 FOR

                                PERSPECTIVE II(R)

              ISSUED BY JACKSON NATIONAL LIFE INSURANCE COMPANY(R)
                  THROUGH JACKSON NATIONAL SEPARATE ACCOUNT - I


THIS SUPPLEMENT UPDATES THE PROSPECTUS FOR CONTRACTS SOLD ON OR AFTER APRIL 6, 2009. PLEASE READ AND KEEP IT TOGETHER WITH YOUR COPY OF THE PROSPECTUS FOR FUTURE REFERENCE. TO OBTAIN AN ADDITIONAL COPY OF THE PROSPECTUS, PLEASE CONTACT US AT OUR ANNUITY SERVICE CENTER, P.O. BOX 30314, LANSING, MICHIGAN, 48909-7814; 1-800-873-5654; WWW.JACKSON.COM.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EXPLANATION:

     The purpose of this supplement is to notify you that, effective September 28, 2009, we are offering two new For Life Guaranteed Minimum Withdrawal Benefits named "LifeGuard Freedom 6 GMWB" and "LifeGuard Freedom 6 GMWB with Joint Option", respectively, and a new optional death benefit named "LifeGuard Freedom 6 DB". These optional benefits are replacing our existing "LifeGuard Freedom GMWB", "LifeGuard Freedom GMWB With Joint Option" and "LifeGuard Freedom DB" optional benefits, all of which will no longer be offered effective September 28, 2009. Also effective September 28, 2009, we are no longer offering conversions to these latter three benefits.


     In this supplement you will also see that we have modified the conditions under which your Contract's Administration Charge will be waived and we have made changes concerning certain Investment Divisions available to you under your Contract. In addition, beginning September 28, 2009, the maximum issue age for the "Five-Year Withdrawal Charge Period" optional benefit is lowered to age 85.


     Lastly, this supplement explains changes to the "LifeGuard Select" and "LifeGuard Select With Joint Option" For Life Guaranteed Minimum Withdrawal Benefits, which include an increase in the charge for both of these benefits and the potential for an additional increase in charge when there is a step-up on or after the fifth Contract Anniversary. However, we have also added the potential of a "400% Guaranteed Withdrawal Balance
     Adjustment" to each of those benefits. If you purchased your annuity Contract and added the "LifeGuard Select" and "LifeGuard Select With Joint Option" endorsements before September 28, 2009, your existing version of either one of the benefits does not change.

--------------------------------------------------------------------------------


* Two new Investment Divisions of the Separate Account are available, each of which invests in the following funds - all Class A shares:

JNL SERIES TRUST
     JNL/Ivy Asset Strategy Fund
     JNL/Mellon Capital Management Global Alpha Fund

*    Please delete the following Investment Divisions:

JNL SERIES TRUST
     JNL/Credit Suisse Global Natural Resources Fund
     JNL/Goldman Sachs Short Duration Bond Fund

*    Also, please note the following fund name changes:

JNL SERIES TRUST

     JNL/Credit Suisse Commodity Securities Fund (FORMERLY, JNL/CREDIT SUISSE GLOBAL NATURAL RESOURCES FUND)

     JNL/T. Rowe Price Short-Term Bond Fund (FORMERLY, JNL/GOLDMAN SACHS SHORT DURATION BOND FUND)

* Please add the following paragraph and table following the list of funds found on the back of the front page of the prospectus:

IN ADDITION, THE JNL/PPM AMERICA CORE EQUITY FUND, JNL/S&P RETIREMENT INCOME FUND, JNL/S&P RETIREMENT 2015 FUND, JNL/S&P RETIREMENT 2020 FUND AND THE JNL/S&P RETIREMENT 2025 FUND WERE PREVIOUSLY OFFERED AS FUNDS UNDER THIS CONTRACT. HOWEVER, EFFECTIVE SEPTEMBER 28, 2009, THESE FUNDS WERE MERGED WITH THE JNL/MELLON CAPITAL MANAGEMENT S&P 500 INDEX FUND, JNL/S&P MANAGED MODERATE FUND, JNL/S&P MANAGED MODERATE GROWTH FUND, AND JNL/S&P MANAGED GROWTH FUND, RESPECTIVELY, AS OUTLINED BELOW:


    ------------------------------------------------------------------ -------------------------------------------------------------

    CURRENTLY OFFERED FUNDS                                             PREVIOUSLY OFFERED FUNDS

    ------------------------------------------------------------------ -------------------------------------------------------------
    ------------------------------------------------------------------ -------------------------------------------------------------

    JNL/Mellon Capital Management S&P 500 Index Fund                   JNL/PPM America Core Equity Fund

    ------------------------------------------------------------------ -------------------------------------------------------------
    ------------------------------------------------------------------ -------------------------------------------------------------

    JNL/S&P Managed Moderate Fund                                      JNL/S&P Retirement Income Fund

    ------------------------------------------------------------------ -------------------------------------------------------------
    ------------------------------------------------------------------ -------------------------------------------------------------

    JNL/S&P Managed Moderate Growth Fund                               JNL/S&P Retirement 2015 Fund

    ------------------------------------------------------------------ -------------------------------------------------------------
    ------------------------------------------------------------------ -------------------------------------------------------------

    JNL/S&P Managed Growth Fund                                        JNL/S&P Retirement 2020 Fund

    ------------------------------------------------------------------ -------------------------------------------------------------
    ------------------------------------------------------------------ -------------------------------------------------------------

    JNL/S&P Managed Growth Fund                                        JNL/S&P Retirement 2025 Fund

    ------------------------------------------------------------------ -------------------------------------------------------------

--------------------------------------------------------------------------------
* Under FEES AND EXPENSES TABLES, with the fee table entitled "Periodic Expenses," please note that the LifeGuard Freedom DB death benefit is no longer offered as of September 28, 2009. That death benefit is being replaced by LifeGuard Freedom 6 DB:

      ------------------------------------------------------------------------------------------------------------------ ---------
      -----------------------------------------------------------------------------------------------------------------
                                                    BENEFIT BASED CHARGES
      LifeGuard Freedom 6 DBSM Maximum Annual Charge (only available if the LifeGuard Freedom 6 GMWB is also selected)   0.60%
         *
      ------------------------------------------------------------------------------------------------------------------ ---------


* The LifeGuard Freedom 6 DB is only available in conjunction with the purchase of the LifeGuard Freedom 6 GMWB. The current and maximum charge for the LifeGuard Freedom 6 DB is 0.15% of the GMWB Death Benefit each Contract Quarter (0.60% annually). THE CHARGE FOR LIFEGUARD FREEDOM 6 DB IS IN ADDITION TO THE CHARGE FOR THE LIFEGUARD FREEDOM 6 GMWB.

     The GMWB Death Benefit is equal to the LifeGuard Freedom 6 GWB. If you select the LifeGuard Freedom 6 GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the LifeGuard Freedom 6 GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     For more information about the charge for the LifeGuard Freedom 6 DB, please see "LifeGuard Freedom 6 DB" under "Death Benefit Charges", beginning on page 11 of this supplement. For more information about how the LifeGuard Freedom 6 DB works, please see "LifeGuard Freedom 6 DB" under "Optional Death Benefits", beginning on page 33 of this supplement. For more information about how the LifeGuard Freedom 6 GMWB works, please see "For Life GMWB With Bonus and Annual Step-Up" beginning on page 11 of this supplement.

--------------------------------------------------------------------------------
*    Under  FEES AND  EXPENSES  TABLES,  with the fee table  entitled  "Periodic
     Expenses," please note that the LifeGuard Freedom GMWB and LifeGuard Freedom GMWB with Joint Option are no longer offered as of September 28, 2009. These guaranteed minimum withdrawal benefits are being replaced by LifeGuard Freedom 6 GMWB and LifeGuard Freedom 6 GMWB with Joint Option, respectively:

      ------------------------------------------------------------------------------------------------------------------ ---------
      -----------------------------------------------------------------------------------------------------------------
                                                    BENEFIT BASED CHARGES
      For Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge ("LifeGuard Freedom 6SM GMWB") *                 1.50%
      Joint For Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge ("LifeGuard Freedom 6 GMWB With Joint      1.86%
         Option") **
      ------------------------------------------------------------------------------------------------------------------ ---------


* 1.50% is the maximum annual charge of the For Life GMWB With Bonus and Annual Step-Up, which charge is payable quarterly. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES. You pay the applicable percentage of the GWB each Contract Quarter. But for Contracts purchased IN WASHINGTON STATE, you pay the charge each Contract Month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                  FOR LIFE GMWB WITH BONUS AND ANNUAL STEP-UP
    ------------------------------------------------------------------------
    --------------------- ------------------------ -------------------------
                                  Maximum                  Current
    --------------------- ------------------------ -------------------------
    --------------------- ------------ ----------- ------------- -----------
    Ages     45 - 80      1.50%/4      1.50%/12    0.95%/4       0.96%/12
    --------------------- ------------ ----------- ------------- -----------
    --------------------- --------------------------------------------------
    Charge Basis                                 GWB
    --------------------- --------------------------------------------------
    --------------------- ------------ ----------- ------------- -----------
    Charge Frequency      Quarterly    Monthly     Quarterly     Monthly

     We reserve the right to prospectively change the current charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the current charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the maximum annual charge.

     For more information about the charge for this endorsement, please see "For Life GMWB With Bonus and Annual Step-Up Charge" beginning on page 7 of this supplement. For more information about how the endorsement works, please see "For Life GMWB With Bonus and Annual Step-Up " beginning on page 11 of this supplement.

** For Contracts purchased IN WASHINGTON STATE, 1.86% is the maximum annual charge of the Joint For Life GMWB With Bonus and Annual Step-Up, which charge is payable each Contract Month. For Contracts purchased in all other states, 1.85% is the maximum annual charge of the Joint For Life GMWB With Bonus and Annual Step-Up, which charge is payable each Contract Quarter. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

               JOINT FOR LIFE GMWB WITH BONUS AND ANNUAL STEP-UP
    ------------------------------------------------------------------------
    --------------------- ------------------------ -------------------------
                                  Maximum                  Current
    --------------------- ------------------------ -------------------------
    --------------------- ------------ ----------- ------------ ------------
    Ages    45 - 80         1.85%/4     1.86%/12     1.25%/4     1.26%/12
    --------------------- ------------ ----------- ------------ ------------
    --------------------- --------------------------------------------------
    Charge Basis                                 GWB
    --------------------- --------------------------------------------------
    --------------------- ------------ ----------- ------------ ------------
    Charge Frequency       Quarterly    Monthly     Quarterly     Monthly

     We reserve the right to prospectively change the current charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the current charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the maximum annual charge.

     For more information about the charge for this endorsement, please see "Joint Life GMWB With Bonus and Annual Step-Up Charge" beginning on page 8 of this supplement. For more information about how the endorsement works, please see "Joint For Life GMWB With Bonus and Annual Step-Up " beginning on page 20 of this supplement.

--------------------------------------------------------------------------------

* Under FEES AND EXPENSES TABLES, with the fee table entitled "Periodic Expenses," please note that the maximum annual charges for LifeGuard Select and LifeGuard Select with Joint Option are increasing to 1.50% and 1.86%, respectively, if purchased on or after September 28, 2009. If you purchased either the LifeGuard Select or LifeGuard Select With Joint Option
     endorsement on your Contract before September 28, 2009, your existing version of either endorsement does not change; otherwise, the new maximum annual charges will apply. Please replace the listing of those benefits and corresponding footnotes under the fee table in the prospectus with the following.


      ------------------------------------------------------------------------------------------------------------------ ---------
      -----------------------------------------------------------------------------------------------------------------  1.50%
      For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Maximum Annual Charge
        ("LifeGuard SelectSM") (40)
      Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Maximum Annual         1.86%
         Charge ("LifeGuard Select With Joint Option") (41)
      ------------------------------------------------------------------------------------------------------------------ ---------


(40) 1.50% is the maximum annual charge of the For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up, which charge is payable quarterly. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES. You pay the applicable percentage of the GWB each Contract
     Quarter. But for Contracts purchased IN WASHINGTON State, you pay the charge each Contract Month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

   FOR LIFE GMWB WITH BONUS, GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT AND ANNUAL
                                      STEP-UP
--------------------------------------------------------------------------------
------------------------------ -------------------------
Annual Charge                          Maximum                    Current
------------------------------ -------------------------
------------------------------ ----------- ------------- ------------ ----------

For endorsements purchased ON   1.50%/4      1.50%/12      0.85%/4      0.87%/12

OR AFTER SEPTEMBER 28, 2009
------------------------------ ----------- ------------- ------------ ----------
------------------------------ ----------- ------------- ------------ ----------

For endorsements purchased      1.20%/4      1.20%/12      0.65%/4      0.66%/12

BEFORE SEPTEMBER 28, 2009
------------------------------ ----------- ------------- ------------ ----------
------------------------------ -------------------------------------------------
Charge Basis                                           GWB
------------------------------ -------------------------------------------------
------------------------------ ----------- ------------- ------------ ----------
Charge Frequency               Quarterly     Monthly      Quarterly     Monthly

     We reserve the right to prospectively change the current charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the current charge when there is a step-up on or after the fifth Contract Anniversary (eleventh Contract Anniversary if this endorsement was added to the Contract BEFORE SEPTEMBER 28, 2009), again subject to the applicable maximum annual charge.

     For more information about the charge for this endorsement, please see "For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Charge" beginning on page 47. For more information about how the endorsement works, please see "For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 160. Please check with your representative to learn about the current interest rate for the GMWB Fixed Account. You may also contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

(41) For Contracts purchased IN WASHINGTON STATE, 1.86% is the maximum annual charge of the Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up, which charge is payable each Contract Month. For Contracts purchased in all other states, 1.85% is the maximum annual charge of the Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up, which charge is payable each Contract Quarter. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

JOINT FOR LIFE GMWB WITH BONUS, GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT AND
                                 ANNUAL STEP-UP
--------------------------------------------------------------------------------
------------------------------ ------------------------ ------------------------
Annual Charge                          Maximum                   Current
------------------------------ ------------------------ ------------------------
------------------------------ ----------- ------------ ------------- ----------

For endorsements purchased ON   1.85%/4     1.86%/12      1.05%/4       1.05%/12

OR AFTER SEPTEMBER 28, 2009
------------------------------ ----------- ------------ ------------- ----------
------------------------------ ----------- ------------ ------------- ----------

For endorsements purchased      1.50%/4     1.50%/12      0.80%/4       0.81%/12

BEFORE SEPTEMBER 28, 2009
------------------------------ ----------- ------------ ------------- ----------
------------------------------ -------------------------------------------------
Charge Basis                                           GWB
------------------------------ -------------------------------------------------
------------------------------ ----------- ------------ ------------- ----------
Charge Frequency               Quarterly     Monthly     Quarterly      Monthly

     We reserve the right to prospectively change the current charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the current charge when there is a step-up on or after the fifth Contract Anniversary (eleventh Contract Anniversary if this endorsement was added to the Contract BEFORE SEPTEMBER 28, 2009), again subject to the applicable maximum annual charge.

     For more information about the charge for this endorsement, please see "Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Charge" beginning on page 48. For more information about how the endorsement works, please see "Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 171. Please check with your representative to learn about the current interest rate for the GMWB Fixed Account. You may also contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

--------------------------------------------------------------------------------
* Under FEES AND EXPENSES TABLES, with the fee table entitled "Periodic Expenses," please replace footnote 8 with the following.

(8) For Contracts purchased ON OR AFTER SEPTEMBER 28, 2009, this charge is waived if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million. If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated.

     For Contracts purchased BEFORE SEPTEMBER 28, 2009, this charge is waived on initial premiums of $1 million or more, but we may reverse the waiver and reinstate the Administrative Charge if your withdrawals during the first year of the Contract cause the Contract Value to drop below $1 million.

--------------------------------------------- ------------------- -------------
* Under FEES AND EXPENSES TABLES, with the fee table entitled "Fund Operating Expenses," please note the fund changes.


     * Please change the name of JNL/Credit Suisse Global Natural Resources Fund to JNL/Credit Suisse Commodity Securities Fund

     *    Please delete the following funds:

          JNL/Goldman Sachs Short Duration Bond Fund
          JNL/PPM America Core Equity Fund
          JNL/S&P Retirement Income Fund
          JNL/S&P Retirement 2015 Fund
          JNL/S&P Retirement 2020 Fund
          JNL/S&P Retirement 2025 Fund

     *    Please add the following funds:

--------------------------------------------



          FUND OPERATING EXPENSES
   (AS AN ANNUAL PERCENTAGE OF THE FUND'S
          AVERAGE DAILY NET ASSETS)                                                                     ACQUIRED
                                                             MANAGEMENT                                 FUND FEES     ANNUAL
                                                             AND              SERVICE     OTHER         AND           OPERATING
                 FUND NAME                                   ADMIN FEE A      (12B-1)FEE  EXPENSES B    EXPENSES C    EXPENSES
                                              -------------- --------------- ------------ ------------ -------------- --------------
------------------------------------------------------------ --------------- ------------ ------------ -------------- --------------

JNL/Ivy Asset Strategy                                           1.05%          0.20%        0.01%         0.00%           1.26%

------------------------------------------------------------ --------------- ------------ ------------ -------------- --------------
------------------------------------------------------------ --------------- ------------ ------------ -------------- --------------

JNL/Mellon Capital Management Global Alpha                       1.15%          0.20%        0.01%         0.00%           1.36%

------------------------------------------------------------ --------------- ------------ ------------ -------------- --------------
------------------------------------------------------------ --------------- ------------ ------------ -------------- --------------

JNL/T. Rowe Price Short-Term Bond                                0.54%          0.20%        0.00%         0.02%           0.76%

------------------------------------------------------------ --------------- ------------ ------------ -------------- --------------


* Please delete the second paragraph in footnote A in its entirety and replace it with the following:

The JNL/AIM Global Real Estate Fund, JNL/AIM International Growth Fund, JNL/Capital Guardian International Small Cap Fund, JNL/Capital Guardian Global Diversified Research Fund, JNL/Capital Guardian Global Balanced Fund, JNL/Credit Suisse Commodity Securities Fund, JNL/Credit Suisse Long/Short Fund, JNL/Franklin Templeton Global Growth Fund, JNL/Goldman Sachs Emerging Markets Debt Fund, JNL/Ivy Asset Strategy Fund, JNL/JPMorgan International Value Fund, JNL/Lazard Emerging Markets Fund, JNL/M&G Global Basics Fund, JNL/M&G Global Leaders Fund, JNL/Oppenheimer Global Growth Fund, JNL/PAM Asia Ex-Japan Fund, JNL/Red Rocks Listed Private Equity Fund, and all of the JNL/Mellon Capital Management Funds EXCEPT the JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Index 5 Fund, JNL/Mellon Capital Management 10 x 10 Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management NYSE(R) International 25 Fund, JNL/Mellon Capital Management European 30 Fund, and JNL/Mellon Capital Management Pacific Rim 30 Fund pay an administrative fee of 0.15%.


--------------------------------------------------------------------------------

* Under THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT, please replace the first paragraph with the following.

     CONTRACT VALUE ALLOCATED TO THE FIXED ACCOUNT AND/OR THE GMWB FIXED ACCOUNT WILL BE PLACED WITH OTHER ASSETS IN OUR GENERAL ACCOUNT. UNLIKE THE SEPARATE ACCOUNT, THE GENERAL ACCOUNT IS NOT SEGREGATED OR INSULATED FROM THE CLAIMS OF THE INSURANCE COMPANY'S CREDITORS. INVESTORS ARE LOOKING TO THE FINANCIAL STRENGTH OF THE INSURANCE COMPANY FOR ITS OBLIGATIONS UNDER THE CONTRACT, INCLUDING, FOR EXAMPLE, GUARANTEED MINIMUM DEATH BENEFITS AND GUARANTEED MINIMUM WITHDRAWAL BENEFITS. THE FIXED ACCOUNT AND THE GMWB FIXED ACCOUNT ARE NOT REGISTERED WITH THE SEC, AND THE SEC DOES NOT REVIEW THE INFORMATION WE PROVIDE TO YOU ABOUT THEM. DISCLOSURES REGARDING THE FIXED ACCOUNT AND THE GMWB FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO THE GENERAL PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. BOTH THE AVAILABILITY OF, AND TRANSFERS INTO AND OUT OF, THE FIXED ACCOUNT (WHICH CONSISTS OF FIXED ACCOUNT OPTIONS AND THE GMAB FIXED ACCOUNT) AND THE GMWB FIXED ACCOUNT MAY BE SUBJECT TO CONTRACTUAL AND ADMINISTRATIVE REQUIREMENTS. FOR MORE INFORMATION, PLEASE SEE THE APPLICATION, CHECK WITH THE REGISTERED REPRESENTATIVE HELPING YOU TO PURCHASE THE CONTRACT, OR CONTACT US AT OUR ANNUITY SERVICE CENTER.

--------------------------------------------------------------------------------

* Under INVESTMENT DIVISIONS, with the JNL SERIES TRUST, please add the following information about the newly available funds.

--------------------------------------------------------------------------------

JNL/CREDIT SUISSE COMMODITY SECURITIES FUND

     Jackson National Asset Management, LLC (and Credit Suisse Asset Management,
     LLC)

          Seeks long-term capital growth by investing in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities. The Fund will invest in companies active in the extraction, production, processing and trading of the following products, including, but not limited to: chemicals; building materials; metal and other raw materials; timber and paper products; agriculture products; containers and packaging, as well as, companies in the energy resources sector.

          Under normal market conditions, the Fund will be comprised of two portfolios and will invest approximately 50% in each portfolio. One portfolio will focus on companies active in the extraction, production, and processing of commodities and raw materials; the "Natural Resources Portfolio." The other portfolio will focus on investments in commodity instruments; the "Commodities Portfolio."


--------------------------------------------------------------------------------

JNL/IVY ASSET STRATEGY FUND

     Jackson National Asset Management, LLC (and Ivy Investment Management Company)

          Seeks high total return over the long term by allocating its assets among primarily stocks, bonds, commodities, and short-term instruments of issuers located around the world.

--------------------------------------------------------------------------------
JNL/MELLON CAPITAL MANAGEMENT GLOBAL ALPHA FUND

     Jackson National Asset Management, LLC (and Mellon Capital Management Company)

          Seeks total return by using a variety of investment strategies, sometimes referred to as absolute return strategies, to produce returns with low correlation with, and less volatility than, major markets over a complete market cycle; typically a period of several years. The Fund seeks to provide returns that are largely independent of market moves.

--------------------------------------------------------------------------------
JNL/T. ROWE PRICE SHORT-TERM BOND FUND

     Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

          Seeks a high level of income consistent with minimal fluctuation in principal value and liquidity by investing in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities. The Fund may also invest in bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds. The Fund's average effective maturity will not exceed three years. The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) by at least one nationally recognized credit rating agency or, if unrated, deemed to be of comparable quality by the Sub-Adviser.

--------------------------------------------------------------------------------

* Under INVESTMENT DIVISIONS, with the JNL SERIES TRUST, please delete the fund objectives for the following corresponding Funds.

     JNL/Credit Suisse Global Natural Resources Fund

     JNL/Goldman Sachs Short Duration Bond Fund

     JNL/PPM America Core Equity Fund

     JNL/S&P Retirement Income Fund

     JNL/S&P Retirement 2015 Fund

     JNL/S&P Retirement 2020 Fund

     JNL/S&P Retirement 2025 Fund

--------------------------------------------------------------------------------

*    Under  CONTRACT  CHARGES,   in  Maximum  Current  the  subsection  entitled
     "Administration Charge", please replace the last two sentences of the paragraph with the following.


     For Contracts purchased ON OR AFTER SEPTEMBER 28, 2009, this charge is waived if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million. If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated.

     For Contracts purchased BEFORE SEPTEMBER 28, 2009, this charge is waived on initial premiums of $1 million or more but we reserve the right to reverse this waiver and reinstate the administration charge if withdrawals during the first Contract Year cause the Contract Value to fall below $1 million.

--------------------------------------------------------------------------------

* Under CONTRACT CHARGES, after the subsection entitled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up ("LifeGuard Freedom GMWB With Joint Option ") Charge," please insert the following two new subsections:

     FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD FREEDOM 6 GMWB") CHARGE. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 11 of this supplement.

Annual Charge                   Maximum                   Current
                      --------------------------- --------------------------
--------------------- ------------- ------------- ------------ -------------
Ages    45 - 80        1.50% / 4     1.50% / 12    0.95% / 4    0.96% / 12
--------------------- ------------- ------------- ------------ -------------
--------------------- ------------------------------------------------------
Charge Basis                                   GWB
--------------------- ------------------------------------------------------
--------------------- ------------- ------------- ------------ -------------
Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

     You pay the applicable annual percentage of the GWB each Contract Quarter. For Contracts purchased IN WASHINGTON STATE, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

     We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. IN WASHINGTON STATE, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.


     We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level. PLEASE BE AWARE THAT ELECTION TO DISCONTINUE THE AUTOMATIC STEP-UPS WILL ALSO DISCONTINUE THE APPLICATION OF THE GWB BONUS. While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Also know that you may subsequently elect to reinstate the Step-Up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.


     The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 18 of this supplement. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 11 of this supplement. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 of the prospectus for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

     NOTE: THE ABOVE SECTION DESCRIBES THE CHARGE FOR THE LIFEGUARD FREEDOM 6 GMWB ONLY. IF YOU PURCHASE THE LIFEGUARD FREEDOM 6 DB, ADDITIONAL CHARGES APPLY FOR THAT BENEFIT. PLEASE SEE "LIFEGUARD FREEDOM 6 DB" UNDER "DEATH BENEFIT CHARGES", BEGINNING ON PAGE 11 OF THIS SUPPLEMENT FOR DETAILS.

     JOINT FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD FREEDOM 6 GMWB WITH JOINT OPTION") CHARGE. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 20 of this supplement.

Annual Charge                  Maximum                     Current
--------------------- --------------------------- --------------------------
--------------------- ------------- ------------- ------------ -------------
Ages    45 - 80        1.85% / 4     1.86% / 12    1.25% / 4    1.26% / 12
--------------------- ------------- ------------- ------------ -------------
--------------------- ------------------------------------------------------
Charge Basis                                   GWB
--------------------- ------------------------------------------------------
--------------------- ------------- ------------- ------------ -------------
Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

     You pay the applicable annual percentage of the GWB each Contract Quarter. For Contracts purchased IN WASHINGTON STATE, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

     We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. IN WASHINGTON STATE, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.


     We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level. PLEASE BE AWARE THAT ELECTION TO DISCONTINUE THE AUTOMATIC STEP-UPS WILL ALSO DISCONTINUE THE APPLICATION OF THE GWB BONUS. While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Also know that you may subsequently elect to reinstate the Step-Up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.


     The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint For Life Guaranteed Minimum Withdrawal
     Benefit With Bonus And Annual Step-Up" beginning on page 28 of this supplement. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 20 of this supplement. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 66 of the prospectus for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

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* Under CONTRACT CHARGES, in the subsection entitled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select") Charge, please replace the entire first paragraph and corresponding table with the following.

     FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS, GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT AND ANNUAL STEP-UP ("LIFEGUARD SELECT") CHARGE. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 160.

Annual Charge                        Maximum                    Current
--------------------------- -------------------------- -------------------------
--------------------------- ------------- ------------ ------------- -----------

For endorsements purchased   1.50% / 4    1.50% / 12    0.85% / 4     0.87% / 12
on or after September 28,

2009
--------------------------- ------------- ------------ ------------- -----------
--------------------------- ------------- ------------ ------------- -----------

For endorsements purchased   1.20% / 4    1.20% / 12    0.65% / 4     0.66% / 12
before September 28, 2009

--------------------------- ------------- ------------ ------------- -----------
--------------------------- ----------------------------------------------------
Charge Basis                                         GWB
--------------------------- ----------------------------------------------------
--------------------------- ------------- ------------ ------------- -----------
Charge Frequency               Quarterly      Monthly     Quarterly      Monthly

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* Under CONTRACT CHARGES, in the subsection entitled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select") Charge, please replace the third paragraph after the table with the following.


     We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the fifth Contract Anniversary (eleventh Contract Anniversary if this endorsement was added to the Contract BEFORE SEPTEMBER 28, 2009), again subject to the applicable maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level. PLEASE BE AWARE THAT, IF THIS ENDORSEMENT IS ADDED TO THE CONTRACT ON OR AFTER SEPTEMBER 28, 2009, ELECTION TO DISCONTINUE THE AUTOMATIC STEP-UPS WILL ALSO DISCONTINUE THE APPLICATION OF THE GWB BONUS. While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Also know that you may subsequently elect to reinstate the Step-Up provision (together with the GWB bonus provision, if this endorsement is added to the Contract ON OR AFTER SEPTEMBER 28, 2009) at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.


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* Under CONTRACT CHARGES, in the subsection entitled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select With Joint Option") Charge, please replace the entire first paragraph and corresponding table with the following.

     JOINT FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS, GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT AND ANNUAL STEP-UP ("LIFEGUARD SELECT WITH JOINT OPTION") CHARGE. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 171.

Annual Charge                          Maximum                   Current
----------------------------- ------------------------- ------------------------
----------------------------- ----------- ------------- ------------ -----------

For endorsements purchased on  1.85% / 4   1.86% / 12    1.05% / 4    1.05% / 12

or after September 28, 2009
----------------------------- ----------- ------------- ------------ -----------
----------------------------- ----------- ------------- ------------ -----------

For endorsements purchased     1.50% / 4   1.50% / 12    0.80% / 4    0.81% / 12
before September 28, 2009

----------------------------- ----------- ------------- ------------ -----------
----------------------------- --------------------------------------------------
Charge Basis                                         GWB
----------------------------- --------------------------------------------------
----------------------------- ----------- ------------- ------------ -----------
Charge Frequency               Quarterly      Monthly      Quarterly     Monthly

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* Under CONTRACT CHARGES, in the subsection entitled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select With Joint Option") Charge, please replace the third paragraph after the table with the following.


     We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the fifth Contract Anniversary (eleventh Contract Anniversary if this endorsement was added to the Contract BEFORE SEPTEMBER 28, 2009), again subject to the applicable maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level. PLEASE BE AWARE THAT, IF THIS ENDORSEMENT IS ADDED TO THE CONTRACT ON OR AFTER SEPTEMBER 28, 2009, ELECTION TO DISCONTINUE THE AUTOMATIC STEP-UPS WILL ALSO DISCONTINUE THE APPLICATION OF THE GWB BONUS. While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Also know that you may subsequently elect to reinstate the Step-Up provision (together with the GWB bonus provision, if this endorsement is added to the Contract ON OR AFTER SEPTEMBER 28, 2009) at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.


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* Under CONTRACT CHARGES, please insert the following new subsection in the part entitled "Death Benefit Charges," under the subheading entitled "For Contracts issued ON OR AFTER OCTOBER 6, 2008":


     If you select the LIFEGUARD FREEDOM 6 DB optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom 6 GMWB, you will pay two separate charges for the combined benefit. For LifeGuard Freedom 6 DB, you will pay 0.15% of the GMWB Death Benefit each Contract Quarter (0.60% ANNUALLY). THE CHARGE FOR LIFEGUARD FREEDOM 6 DB, WHICH IS BASED ON A PERCENTAGE OF THE GMWB DEATH BENEFIT, IS SEPARATE FROM AND IN ADDITION TO THE CHARGE FOR THE LIFEGUARD FREEDOM 6 GMWB, WHICH IS BASED ON A PERCENTAGE OF THE GUARANTEED WITHDRAWAL BALANCE (GWB) AND PAID EACH CONTRACT QUARTER AT THE RATE OF 0.95% ANNUALLY. For more information about the GMWB Death Benefit, please see "LifeGuard Freedom 6 DB" under "Optional Death Benefits", beginning on page 33 of this supplement. For more information about the charges for LifeGuard Freedom 6 GMWB, please see page 7 of this supplement, and for benefit information, including the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 11 of this supplement.

     We deduct the charge from your Contract Value. The charge is pro rata deducted over each applicable Investment Division and the Fixed Account. The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit. The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value. While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMWB Death Benefit. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.

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* Under ACCESS TO YOUR MONEY, in the subsection entitled "Guaranteed Minimum Withdrawal Benefit Important Special Considerations," please add the following paragraph as the last paragraph in the subsection.

     Finally, please note that withdrawals in excess of certain limits may have a significantly negative impact on the value of your GMWB through prematurely reducing the benefit's Guaranteed Withdrawal Balance (GWB) and Guaranteed Annual Withdrawal Amount (GAWA) and, therefore, cause your GMWB to prematurely terminate. Please see the explanations of withdrawals under each of the following GMWB descriptions for more information concerning the effect of excess withdrawals.

--------------------------------------------------------------------------------

* Under ACCESS TO YOUR MONEY, after the subsection entitled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up ("Lifeguard Freedom GMWB With Joint Option"), please insert the following two new subsections:

     FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD FREEDOM 6 GMWB"). THE FOLLOWING DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX E, PARTICULARLY EXAMPLE 2 FOR THE VARYING BENEFIT PERCENTAGE, EXAMPLES 6 AND 7 FOR THE STEP-UPS AND EXAMPLE 11 FOR THE GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the LONGER of:

     * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

               The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There are also other GMWB options for joint Owners that are spouses, as described below.

               For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

               The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2. If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract. The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.

               So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

     Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

     This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT), GUARANTEED MINIMUM INCOME BENEFIT
     (GMIB) OR THE GUARANTEED MINIMUM ACCUMULATION BENEFIT (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. When the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

     There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

     ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

---------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
---------------------------------------------------------------------

---------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
---------------------------------------------------------------------

     Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-Up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

     PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void. However, this GMWB might be continued by a spousal Beneficiary without the For Life Guarantee. Please see the "Spousal Continuation" subsection below for more information.

     WITHDRAWALS. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal. If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner. (In the examples in Appendix E and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) THE GAWA PERCENTAGE FOR EACH AGE GROUP IS:

                          Ages             GAWA Percentage
                   ------------------- ------------------------
                   ------------------- ------------------------
                        45 - 64                  4%
                        65 - 74                  5%
                        75 - 80                  6%
                          81+                    7%


     Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. There is no RMD for non-qualified Contracts.) In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee. See "Contract Value is Zero" below for more information.


     For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

------------------------------------------------------------------
WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

     *    The GWB before the withdrawal less the withdrawal; OR

     *    Zero.

     The GAWA:

     *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

     *    Is   recalculated,   equaling  the  lesser  of  the  GAWA  before  the
          withdrawal, or the GWB after the withdrawal.
---- -- ----------------------------------------------------------

     The GAWA is generally NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable, unless the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.


     Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). IN RECALCULATING THE GWB, THE GWB COULD BE REDUCED BY MORE THAN THE WITHDRAWAL AMOUNT. THE GAWA IS ALSO LIKELY TO BE REDUCED. THEREFORE, PLEASE NOTE THAT WITHDRAWING MORE THAN THE GREATER OF THE GAWA OR RMD, AS APPLICABLE, IN A CONTRACT YEAR MAY HAVE A SIGNIFICANTLY NEGATIVE IMPACT ON THE VALUE OF THIS BENEFIT.


-------------------------------------------------------------------------

WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

     * The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

     *    Zero.

     The GAWA is recalculated as follows:

     * If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

     * If the For Life Guarantee is not in force, the GAWA is equal to the lesser of:

          o The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, OR

          o    The GWB after the withdrawal.
-- --- ------------------------------------------------------------------

     The Excess Withdrawal is defined to be the lesser of:

          *    The total amount of the current partial withdrawal, or

          * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

     Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 18. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

     Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 223.

     If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

--------------------------------------------------------------------------------

RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. You, as Owner, are responsible for complying with the Code's RMD requirements. We monitor for whether your requested RMD exceeds the standardized calculation for your contract and we will impose the applicable charges, if necessary, which will be reflected in the confirmation of the transaction. For information regarding the standardized calculation for your contract, please contact our Annuity Service Center. Our contact information is on the cover page of this prospectus.


Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2008 Contract Year (ending June 30) is $10. The RMDs for calendar years 2007 and 2008 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2007 and $8 in each of the two halves of calendar year 2008, then at the time the withdrawal in the first half of calendar year 2008 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2008 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1937, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2007 RMD) until March 30, 2008, he may still take the 2008 RMD before the next Contract Year begins, June 30, 2008 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2008 RMD) after June 30, 2008, he should wait until the next Contract Year begins
     (that is after June 30, 2009) to take his third RMD (the 2009 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX E, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
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Withdrawals made under section 72(t) or section 72(q) of the Code are NOT considered RMDs for purposes of preserving the guarantees under this GMWB. Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

     * The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, OR

     * The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

     * On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

     * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

     * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)


If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment. No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below). Once the GWB is re-set, this GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value. (Please see example 11 in Appendix E for an illustration of this 200% GWB adjustment provision.)


PREMIUMS.

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WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:

     * The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; OR

     * The GAWA percentage multiplied by the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
--- -- --------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a "Step-Up").


In addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal. The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Baseline (BDB). The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue.


Upon Step-Up, if the Contract Value is greater than the BDB and the Step-Up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's attained age. If an age band is crossed, the GAWA percentage will be increased. For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%. Also assume that, when the Owner is age 76, a Step-Up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon Step-Up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.


In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value. The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future Step-Up if an age band is crossed.


Withdrawals do not affect the BDB. Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes. In addition, unlike the GWB, the BDB is not subject to any maximum amount. Therefore, it is possible for the BDB to be more than $5 million.

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WITH A STEP-UP -

     The GWB equals the Contract Value (SUBJECT TO A $5 MILLION MAXIMUM).

     If the Contract Value is greater than the BDB prior to the Step-Up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA PERCENTAGE is recalculated based on the attained age of the Owner.

     * If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.

     * The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.

     For all Contracts to which this GMWB is added, if the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

     *    The GAWA percentage multiplied by the new GWB, OR

     *    The GAWA prior to Step-Up.

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PLEASE NOTE: WITHDRAWALS FROM THE CONTRACT REDUCE THE GWB AND CONTRACT VALUE BUT DO NOT AFFECT THE BDB. IN THE EVENT OF WITHDRAWALS, THE BDB REMAINS UNCHANGED. THEREFORE, BECAUSE THE CONTRACT VALUE MUST BE GREATER THAN THE BDB PRIOR TO STEP-UP IN ORDER FOR THE GAWA PERCENTAGE TO INCREASE, A GAWA PERCENTAGE INCREASE MAY BECOME LESS LIKELY WHEN CONTINUING WITHDRAWALS ARE MADE FROM THE CONTRACT.


UPON STEP-UP ON OR AFTER THE 5TH CONTRACT ANNIVERSARY FOLLOWING THE EFFECTIVE DATE OF THIS GMWB, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM ANNUAL CHARGE OF 1.50%. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. PLEASE BE AWARE THAT ELECTION TO DISCONTINUE THE AUTOMATIC STEP-UPS WILL ALSO DISCONTINUE THE APPLICATION OF THE GWB BONUS. While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. (Please see the "Bonus" subsection below for more information.) Also know that you may subsequently elect to reinstate the Step-Up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.


THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic Step-Ups still occur if the Contract Value is greater than the BDB. For example, assume the GWB and BDB are equal to $5 million prior to a Step-Up. Also assume that the GAWA percentage is 5% and the GAWA is $250,000. If, at the time of Step-Up, the Contract Value is $6 million, a Step-Up will occur. The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million. If an age band has been crossed and the GAWA percentage for the Owner's attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

CONTRACT VALUE IS ZERO. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

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AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

     *    The GWB before the payment less the payment; OR

     *    Zero.

     The GAWA:

     *    Is unchanged SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

     * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.

--- -- --------------------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. If you die, all rights under your Contract cease. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no death benefit is payable, including the Earnings Protection Benefit.

SPOUSAL CONTINUATION. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

          *    Upon the Owner's death, the For Life Guarantee is void.

          * Only the GWB is payable while there is value to it (until depleted).

          *    The GWB adjustment provision is void.

          * Step-Ups will continue as permitted in accordance with the Step-Up rules above.

          *    Contract   Anniversaries   will  continue  to  be  based  on  the
               Contract's Issue Date.

          * If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date. The GAWA percentage will not change on future Step-Ups, even if the Contract Value exceeds the BDB.

          * The Latest Income Date is based on the age of the surviving spouse. Please refer to "Annuitization" subsection below for information regarding the availability of the "Specified Period Income of the GAWA" option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

     *    Continue the Contract WITHOUT this GMWB (GMWB is terminated).

     * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - WHETHER OR NOT THE SPOUSAL BENEFICIARY TERMINATED THE GMWB IN CONTINUING THE CONTRACT.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 222.

TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

          In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

     *    Conversion of this GMWB (if conversion is permitted);

     * The date of the Owner's death (or the first Owner's death with joint Owners), UNLESS the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

ANNUITIZATION.

     LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

     If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY UPON THE DEATH OF THE ORIGINAL OWNER, IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE "GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS" AND "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.

EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

BONUS. The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals. A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year. The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. This description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The box below has more information about the bonus, including:

     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.

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The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
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     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

          * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

          * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium payment net of any applicable premium taxes.

     * WITH ANY STEP-UP (IF THE GWB INCREASES UPON STEP-UP), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. CONVERSELY, ANY WITHDRAWAL, INCLUDING BUT NOT LIMITED TO SYSTEMATIC WITHDRAWALS AND REQUIRED MINIMUM DISTRIBUTIONS, TAKEN IN A CONTRACT YEAR DURING THE BONUS PERIOD CAUSES THE BONUS NOT TO BE APPLIED.

When the bonus is applied:

     *    The GWB is recalculated, increasing by 6% of the Bonus Base.

     * If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.

The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a Step-Up so long as the Step-Up occurs on or before the Contract Anniversary immediately following the Owner's (if Joint Owners, the oldest Owner's) 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

     * The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a Step-Up, if later; or

     *    The date the Contract Value is zero.

The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a Step-Up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a Step-Up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a Step-Up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix E for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.
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JOINT FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD FREEDOM 6 GMWB WITH JOINT OPTION"). THE DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX E, PARTICULARLY EXAMPLE 2 FOR THE VARYING BENEFIT PERCENTAGE, EXAMPLES 6 AND 7 FOR THE STEP-UPS, EXAMPLE 10 FOR THE FOR LIFE GUARANTEES AND EXAMPLE 11 FOR THE GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a "Covered Life."

The Owners cannot be subsequently changed and new Owners cannot be added. Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income
Date) for the LONGER of:

     * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

          The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2. If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract. The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.

          So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

          The GWB is the guaranteed amount available for future periodic withdrawals.

BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Covered Lives 45 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT), GUARANTEED MINIMUM INCOME BENEFIT (GMIB) OR THE GUARANTEED MINIMUM ACCUMULATION BENEFIT (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

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WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
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WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
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Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-Up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life. However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life. Please see the "Spousal Continuation" subsection below for more information.

WITHDRAWALS. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal. (In the examples in Appendix E and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) THE GAWA PERCENTAGE FOR EACH AGE GROUP IS:

                         Ages                GAWA Percentage
               ------------------------- ------------------------
               ------------------------- ------------------------
                       45 - 64                     4%
                       65 - 74                     5%
                       75 - 80                     6%
                         81+                       7%


Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. There is no RMD for non-qualified Contracts.) In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee. See "Contract Value is Zero" below for more information.


For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

     *    The GWB before the withdrawal less the withdrawal; OR

     *    Zero.

     The GAWA:

     *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

     *    Is   recalculated,   equaling  the  lesser  of  the  GAWA  before  the
          withdrawal, or the GWB after the withdrawal.
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The GAWA is generally NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable, unless the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.


Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). IN RECALCULATING THE GWB, THE GWB COULD BE REDUCED BY MORE THAN THE WITHDRAWAL AMOUNT. THE GAWA IS ALSO LIKELY TO BE REDUCED. THEREFORE, PLEASE NOTE THAT WITHDRAWING MORE THAN THE GREATER OF THE GAWA OR RMD, AS APPLICABLE, IN A CONTRACT YEAR MAY HAVE A SIGNIFICANTLY NEGATIVE IMPACT ON THE VALUE OF THIS BENEFIT.


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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

     * The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

     *    Zero.

     The GAWA is recalculated as follows:

     * If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

     * If the For Life Guarantee is not in force, the GAWA is equal to the lesser of:

          o The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, OR

          o    The GWB after the withdrawal.
---- -- ------------------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

     *    The total amount of the current partial withdrawal, or

     * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 18. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 223.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

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RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code's RMD requirements. We monitor for whether your requested RMD exceeds the standardized calculation for your contract and we will impose the applicable charges, if necessary, which will be reflected in the confirmation of the transaction. For information regarding the standardized calculation for your contract, please contact our Annuity Service Center. Our contact information is on the cover page of this prospectus.


Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2008 Contract Year (ending June 30) is $10. The RMDs for calendar years 2007 and 2008 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2007 and $8 in each of the two halves of calendar year 2008, then at the time the withdrawal in the first half of calendar year 2008 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2008 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1937, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2008 RMD) until March 30, 2008, he may still take the 2008 RMD before the next Contract Year begins, June 30, 2008 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2008 RMD) after June 30, 2008, he should wait until the next Contract Year begins
     (that is after June 30, 2009) to take his third RMD (the 2009 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX E, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
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Withdrawals made under section 72(t) or section 72(q) of the Code are NOT considered RMDs for purposes of preserving the guarantees under this GMWB. Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

     * The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, OR

     * The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

     * On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

     * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

     * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)


If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment. No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below). Once the GWB is re-set, this GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value. (Please see example 11 in Appendix E for an illustration of this 200% GWB adjustment provision.)


PREMIUMS.

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WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:

     * The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; OR

     * The GAWA percentage multiplied by the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
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We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a "Step-Up").


In addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal. The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Baseline (BDB). The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue.


Upon Step-Up, if the Contract Value is greater than the BDB and the Step-Up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age. If an age band is crossed, the GAWA percentage will be increased. For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%. Also assume that, when the youngest Covered Life is age 76, a Step-Up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon Step-Up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.


In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value. The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future Step-Up if an age band is crossed.


Withdrawals do not affect the BDB. Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes. In addition, unlike the GWB, the BDB is not subject to any maximum amount. Therefore, it is possible for the BDB to be more than $5 million.

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WITH A STEP-UP -

     The GWB equals the Contract Value (SUBJECT TO A $5 MILLION MAXIMUM).

     If the Contract Value is greater than the BDB prior to the Step-Up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA PERCENTAGE is recalculated based on the attained age of the youngest Covered Life.

     * The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.

     For all Contracts to which this GMWB is added, if the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

     *    The GAWA percentage multiplied by the new GWB, OR

     *    The GAWA prior to Step-Up.
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PLEASE NOTE: WITHDRAWALS FROM THE CONTRACT REDUCE THE GWB AND CONTRACT VALUE BUT DO NOT AFFECT THE BDB. IN THE EVENT OF WITHDRAWALS, THE BDB REMAINS UNCHANGED. THEREFORE, BECAUSE THE CONTRACT VALUE MUST BE GREATER THAN THE BDB PRIOR TO STEP-UP IN ORDER FOR THE GAWA PERCENTAGE TO INCREASE, A GAWA PERCENTAGE INCREASE MAY BECOME LESS LIKELY WHEN CONTINUING WITHDRAWALS ARE MADE FROM THE CONTRACT.


UPON STEP-UP ON OR AFTER THE 5TH CONTRACT ANNIVERSARY FOLLOWING THE EFFECTIVE DATE OF THIS GMWB, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM ANNUAL CHARGE OF 1.86%. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. PLEASE BE AWARE THAT ELECTION TO DISCONTINUE THE AUTOMATIC STEP-UPS WILL ALSO DISCONTINUE THE APPLICATION OF THE GWB BONUS. While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. (Please see the "Bonus" subsection below for more information.) Also know that you may subsequently elect to reinstate the Step-Up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.


THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic Step-Ups still occur if the Contract Value is greater than the BDB. For example, assume the GWB and BDB are equal to $5 million prior to a Step-Up. Also assume that the GAWA percentage is 5% and the GAWA is $250,000. If, at the time of Step-Up, the Contract Value is $6 million, a Step-Up will occur. The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million. If an age band has been crossed and the GAWA percentage for the youngest Covered Life's attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value. Please see the information beginning on page 21 of this supplement regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint For Life GMWB With Bonus and Annual Step-Up benefit.

CONTRACT VALUE IS ZERO. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

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AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

     *    The GWB before the payment less the payment; OR

     *    Zero.

     The GAWA:

     *    Is unchanged SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

     * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.
--- -- --------------------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. Upon death of the last surviving Covered Life, all rights under the Contract cease. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no death benefit is payable, including the Earnings Protection Benefit.

SPOUSAL CONTINUATION. In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

          * If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

               If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

          * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

          * If the surviving spouse is a Covered Life and a GWB adjustment provision is in force on the continuation date then the provision will continue to apply in accordance with the applicable GWB adjustment provision rules above. The GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.


               If the surviving spouse is not a Covered Life, any GWB adjustment is null and void.


          * Step-Ups will continue as permitted in accordance with the Step-Up rules above.

          * Contract Anniversaries will continue to be based on the original Contract's Issue Date.

          * If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.

          * If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date. The GAWA percentage will not change on future Step-Ups.

          * The Latest Income Date is based on the age of the surviving spouse. Please refer to "Annuitization" subsection below for information regarding the additional Income Options available on the Latest Income Date.

          * A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

     * Continue the Contract WITHOUT this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life. Thereafter, no GMWB charge will be assessed. If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

     * Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 222.

TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

               In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

     *    Conversion of this GMWB (if conversion is permitted);

     * The date of death of the Owner (or either joint Owner), UNLESS the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

     * The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

ANNUITIZATION.

     JOINT LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

     If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY AND THE SPOUSAL BENEFICIARY IS NOT A COVERED LIFE IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE "GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS" AND "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 65 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.

EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

BONUS. The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals. A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year. The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. This description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The box below has more information about the bonus, including:

     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.

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The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
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     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

          * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

          * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium payment net of any applicable premium taxes.

     * WITH ANY STEP-UP (IF THE GWB INCREASES UPON STEP-UP), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. CONVERSELY, ANY WITHDRAWAL, INCLUDING BUT NOT LIMITED TO SYSTEMATIC WITHDRAWALS AND REQUIRED MINIMUM DISTRIBUTIONS, TAKEN IN A CONTRACT YEAR DURING THE BONUS PERIOD CAUSES THE BONUS NOT TO BE APPLIED.

When the bonus is applied:

     *    The GWB is recalculated, increasing by 6% of the Bonus Base.

     * If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.

The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a Step-Up so long as the Step-Up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

     * The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a Step-Up, if later; or

     *    The date the Contract Value is zero.

The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a Step-Up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a Step-Up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a Step-Up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix E for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.
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* Under ACCESS TO YOUR MONEY, in the subsection entitled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select"), please replace the part entitled "GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT" with the following. If you purchased the LifeGuard Select endorsement on your Contract before September 28, 2009, your existing version of the endorsement does not change.

     200 % GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. (If this GMWB was added to your Contract BEFORE SEPTEMBER 28, 2009, this endorsement provision was referred to as the "Guaranteed Withdrawal Balance Adjustment" and the "GWB Adjustment".) If no withdrawals are taken from the Contract on or prior to the 200% GWB Adjustment Date (as defined below), then you will receive a 200% GWB adjustment.


     The 200% GWB Adjustment Date is the later of:

     * The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, OR

     * The 10th Contract Anniversary following the effective date of this endorsement.

     The 200% GWB adjustment is determined as follows:

     * On the effective date of this endorsement, the 200% GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

     * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the 200% GWB adjustment is recalculated to equal the 200% GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

     * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the 200% GWB adjustment is recalculated to equal the 200% GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

     If no partial withdrawals are taken on or prior to the 200% GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the 200% GWB adjustment. No adjustments are made to the Bonus Base or the GMWB Death Benefit. Once the GWB is re-set, this 200% GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the 200% GWB Adjustment Date, this 200% GWB adjustment provision terminates without value. (Please see example 11 in Appendix E for an illustration of this 200% GWB adjustment provision.)

     400 % GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. If this GMWB was added to your Contract ON OR AFTER SEPTEMBER 28, 2009 and no withdrawals are taken from the Contract on or prior to the 400% GWB Adjustment Date (as defined below), then you will receive a 400% GWB adjustment.

     The 400% GWB Adjustment Date is the 20th Contract Anniversary following the effective date of this endorsement. The 400% GWB adjustment is determined as follows:

     * On the effective date of this endorsement, the 400% GWB adjustment is equal to 400% of the GWB, subject to a maximum of $5,000,000.

     * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the 400% GWB adjustment is recalculated to equal the 400% GWB adjustment prior to the premium payment plus 400% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

     * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the 400% GWB adjustment is recalculated to equal the 400% GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

     If no partial withdrawals are taken on or prior to the 400% GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the 400% GWB adjustment. No adjustments are made to the Bonus Base or the GMWB Death Benefit. Once the GWB is re-set, this 400% GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the 400% GWB Adjustment Date, this 400% GWB adjustment provision terminates without value. (Please see example 11 in Appendix E for an illustration of a 400% GWB adjustment provision.)

     PLEASE NOTE: IF YOU PURCHASE THIS GMWB WHEN YOU ARE 76 YEARS OLD OR OLDER, YOU WILL BE INELIGIBLE FOR THE 400% GWB ADJUSTMENT. SINCE THE GWB ADJUSTMENT DATE IS THE 20TH CONTRACT ANNIVERSARY FOLLOWING THE EFFECTIVE DATE OF THIS ENDORSEMENT, AND SINCE THE LATEST INCOME DATE (ON WHICH ALL BENEFITS UNDER THIS GMWB TERMINATE) FOR THIS ANNUITY CONTRACT IS THE DATE ON WHICH THE OWNER ATTAINS AGE 95, THE 400% GWB ADJUSTMENT WILL OF NO BENEFIT TO YOU UNLESS YOU ARE 75 YEARS OLD OR YOUNGER WHEN YOU PURCHASE THIS GMWB.


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* Under ACCESS TO YOUR MONEY, in the subsection entitled "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select"), in the part entitled "STEP-UP", please replace the second-to-last paragraph with the following. If you purchased the LifeGuard Select endorsement on your Contract before September 28, 2009, your existing version of the endorsement does not change.

     UPON STEP-UP ON OR AFTER THE 5TH CONTRACT ANNIVERSARY (11TH CONTRACT ANNIVERSARY IF THIS ENDORSEMENT IS ADDED TO THE CONTRACT BEFORE SEPTEMBER 28, 2009) FOLLOWING THE EFFECTIVE DATE OF THIS GMWB, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM ANNUAL CHARGE OF 1.50% (1.20% IF THIS ENDORSEMENT IS ADDED TO THE CONTRACT BEFORE SEPTEMBER 28, 2009). You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. PLEASE BE AWARE THAT, IF THIS ENDORSEMENT IS ADDED TO THE CONTRACT ON OR AFTER SEPTEMBER 28, 2009, ELECTION TO DISCONTINUE THE AUTOMATIC STEP-UPS WILL ALSO DISCONTINUE THE APPLICATION OF THE GWB BONUS. While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. (Please see the "Bonus" subsection below for more information.) Also know that you may subsequently elect to reinstate the Step-Up provision (together with the GWB bonus provision, if this endorsement is added to the Contract ON OR AFTER SEPTEMBER 28, 2009) at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

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* Under ACCESS TO YOUR MONEY, in the subsection entitled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select With Joint Option"), please replace the part entitled "GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT" with the following. If you purchased the LifeGuard Select With Joint Option endorsement on your Contract before September 28, 2009, your existing version of the endorsement does not change.

     200% GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. (If this GMWB was added to your Contract BEFORE SEPTEMBER 28, 2009, this endorsement provision was referred to as the "Guaranteed Withdrawal Balance Adjustment" and the "GWB Adjustment".) If no withdrawals are taken from the Contract on or prior to the 200% GWB Adjustment Date (as defined below), then you will receive a 200% GWB adjustment.


     The 200% GWB Adjustment Date is the later of:

     * The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, OR

     * The 10th Contract Anniversary following the effective date of this endorsement.

     The 200% GWB adjustment is determined as follows:

     * On the effective date of this endorsement, the 200% GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

     * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the 200% GWB adjustment is recalculated to equal the 200% GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

     * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the 200% GWB adjustment is recalculated to equal the 200% GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

     If no partial withdrawals are taken on or prior to the 200% GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the 200% GWB adjustment. No adjustments are made to the Bonus Base or the GMWB Death Benefit. Once the GWB is re-set, this 200% GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the 200% GWB Adjustment Date, this 200% GWB adjustment provision terminates without value. (Please see example 11 in Appendix E for an illustration of this 200% GWB adjustment provision.)

     400 % GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. If this GMWB was added to your Contract ON OR AFTER SEPTEMBER 28, 2009 and no withdrawals are taken from the Contract on or prior to the 400% GWB Adjustment Date (as defined below), then you will receive a 400% GWB adjustment.

     The 400% GWB Adjustment Date is the 20th Contract Anniversary following the effective date of this endorsement. The 400% GWB adjustment is determined as follows:

     * On the effective date of this endorsement, the 400% GWB adjustment is equal to 400% of the GWB, subject to a maximum of $5,000,000.

     * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the 400% GWB adjustment is recalculated to equal the 400% GWB adjustment prior to the premium payment plus 400% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

     * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the 400% GWB adjustment is recalculated to equal the 400% GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

     If no partial withdrawals are taken on or prior to the 400% GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the 400% GWB adjustment. No adjustments are made to the Bonus Base or the GMWB Death Benefit. Once the GWB is re-set, this 400% GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the 400% GWB Adjustment Date, this 400% GWB adjustment provision terminates without value. (Please see example 11 in Appendix E for an illustration of a GWB adjustment provision.)

     PLEASE NOTE: IF EITHER COVERED LIFE IS 76 YEARS OLD OR OLDER WHEN THIS GMWB IS PURCHASED, THE 400% GWB ADJUSTMENT WILL BE OF NO BENEFIT. SINCE THE GWB ADJUSTMENT DATE IS THE 20TH CONTRACT ANNIVERSARY FOLLOWING THE EFFECTIVE DATE OF THIS ENDORSEMENT, AND SINCE THE LATEST INCOME DATE (ON WHICH ALL BENEFITS UNDER THIS GMWB TERMINATE) FOR THIS ANNUITY CONTRACT IS THE DATE ON WHICH THE OWNER OR EITHER JOINT OWNER (OLDEST COVERED LIFE) ATTAINS AGE 95, THE 400% GWB ADJUSTMENT WILL OF NO BENEFIT TO YOU UNLESS YOU ARE 75 YEARS OLD OR YOUNGER WHEN YOU PURCHASE THIS GMWB.


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* Under ACCESS TO YOUR MONEY, in the subsection entitled "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select With Joint Option"), in the part entitled "STEP-UP", please replace the second-to-last paragraph with the following. If you purchased the LifeGuard Select With Joint Option endorsement on your Contract before September 28, 2009, your existing version of the endorsement does not change.

     UPON STEP-UP ON OR AFTER THE 5TH CONTRACT ANNIVERSARY (11TH CONTRACT ANNIVERSARY IF THIS ENDORSEMENT IS ADDED TO THE CONTRACT BEFORE SEPTEMBER 28, 2009) FOLLOWING THE EFFECTIVE DATE OF THIS GMWB, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM ANNUAL CHARGE OF 1.86% (1.50% IF THIS ENDORSEMENT IS ADDED TO THE CONTRACT BEFORE SEPTEMBER 28, 2009). You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. PLEASE BE AWARE THAT, IF THIS ENDORSEMENT IS ADDED TO THE CONTRACT ON OR AFTER SEPTEMBER 28, 2009, ELECTION TO DISCONTINUE THE AUTOMATIC STEP-UPS WILL ALSO DISCONTINUE THE APPLICATION OF THE GWB BONUS. While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. (Please see the "Bonus" subsection below for more information.) Also know that you may subsequently elect to reinstate the Step-Up provision (together with the GWB bonus provision, if this endorsement is added to the Contract ON OR AFTER SEPTEMBER 28, 2009) at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

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* Under DEATH BENEFIT, in the part entitled "Optional Death Benefits," please insert the following new subsection after the subsection entitled "LifeGuard Freedom DB":


     LIFEGUARD FREEDOM 6 DB, CHANGES YOUR BASIC DEATH BENEFIT DURING THE ACCUMULATION PHASE OF YOUR CONTRACT TO THE GREATEST OF:

     (a)  The Contract's Basic Death Benefit (see the description above); or

     (b)  The GMWB Death Benefit

     The LifeGuard Freedom 6 DB is only available in conjunction with the purchase of the LifeGuard Freedom 6 GMWB and only if the Owner is 75 years of age or younger on the date the endorsement is added to the Contract. At election, the GMWB Death Benefit equals the LifeGuard Freedom 6 GMWB Guaranteed Withdrawal Balance (GWB). If you select the LifeGuard Freedom 6 GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of any applicable premium taxes and adjusted for any subsequent premium payments and withdrawals. If the LifeGuard Freedom 6 GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. Election of LifeGuard Freedom 6 DB after issue is only permitted if another optional death benefit endorsement has not been elected.

     At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of (1) the LifeGuard Freedom 6 GMWB Guaranteed Annual Withdrawal Amount (GAWA) or (2) the required minimum distribution (RMD) under the Internal Revenue Code (for certain tax-qualified Contracts), the GMWB Death Benefit will be unchanged. If a partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of (1) the amount of the partial withdrawal or (2) the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, and the GMWB Death Benefit is reduced in the same proportion as the Contract Value is reduced for the excess withdrawal.

     With each subsequent premium received after this endorsement is effective, the GMWB Death Benefit is recalculated to equal the GMWB Death Benefit prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000.00.

     In addition, on the 7th Contract Anniversary following the effective date of the endorsement, the GMWB Death Benefit will automatically step up to the Contract Value if the Contract Value is greater than the GMWB Death Benefit.

     The GMWB Death Benefit is not adjusted upon step-up of the LifeGuard Freedom 6 GMWB GWB, the application of the GWB adjustment or the application of any bonus. THE GMWB DEATH BENEFIT WILL TERMINATE ON THE DATE THE CONTRACT VALUE EQUALS ZERO.

     For more information about how the LifeGuard Freedom 6 GMWB works, including how the GWB and GAWA are calculated, please see "For Life GMWB With Bonus and Annual Step-Up" beginning on page 11 of this supplement.

     Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments. If the Income Date is before the Owner attains the age of 95, then this optional death benefit endorsement terminates and no death benefit is payable. However, if the Income Date is on the date the Owner attains age of 95 (which is the latest possible Income Date) and one of the following income options is elected, then the corresponding death benefit is payable:

     * LIFE INCOME OF THE GAWA. If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner's death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

     * SPECIFIED PERIOD INCOME OF THE GAWA. If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner's death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

          If, under this income option, the Owner is not deceased as of the date that the final payment of the remaining GWB is due, the death benefit will be payable in a lump sum to the Owner along with the remaining GWB.

     * LIFE INCOME. If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant's death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

              (a) = the GMWB Death Benefit on the Income Date; and

              (b) = the Contract Value on the Income Date.

     * JOINT AND SURVIVOR. If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the survivor's death is received by the Company in Good Order is equal to the excess, if any, of (a) minus
          (b) where:

              (a) = the GMWB Death Benefit on the Income Date; and

              (b) = the Contract Value on the Income Date.

     * LIFE ANNUITY WITH AT LEAST 120 MONTHLY PAYMENTS. If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant's death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

              (a) = the GMWB Death Benefit on the Income Date; and

              (b) = the Contract Value on the Income Date.

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* Under APPENDIX E, in Example 1, in the part entitled "Notes," please replace the third bullet with the following two bullets.

          If your endorsement includes a 200% Guaranteed Withdrawal Balance Adjustment provision, your initial 200% GWB adjustment is set equal to 200% times your initial GWB.

          If your endorsement includes a 400% Guaranteed Withdrawal Balance Adjustment provision, your initial 400% GWB adjustment is set equal to 400% times your initial GWB.

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* Under APPENDIX E, in Example 3, in the part entitled "Notes," please replace the third bullet with the following.

     * If your endorsement includes a 200% Guaranteed Withdrawal Balance Adjustment provision:

          - If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your 200% GWB adjustment is increased by the Premium payment times 200%, subject to a maximum of $5,000,000. For example, if, as in Example 3a, you make an additional Premium payment of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your 200% GWB adjustment value before the additional Premium payment is $200,000, then the 200% GWB adjustment is increased by 200% of the additional premium payment. The resulting 200% GWB adjustment is $200,000 + $100,000 = $300,000.

          - If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your 200% GWB adjustment is increased by the Premium payment, subject to a maximum of $5,000,000. For example, if you make an additional Premium payment of $50,000 AFTER your first Contract Anniversary following the effective date of the endorsement, and your 200% GWB adjustment value before the additional Premium payment is $200,000, then the 200% GWB adjustment is increased by 100% of the additional premium payment. The resulting 200% GWB adjustment is $200,000 + $50,000 = $250,000.

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* Under APPENDIX E, please replace Example 11 in its entirety with the following.


EXAMPLE  11:  UPON  APPLICATION  OF  THE  200%  GUARANTEED   WITHDRAWAL  BALANCE
ADJUSTMENT, YOUR GWB IS RE-DETERMINED. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT CONTAINS A 200% GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT OR A 400% GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT PROVISION. IF YOUR ENDORSEMENT CONTAINS A 400% GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT PROVISION, THE EXAMPLES BELOW STILL APPLY, GIVEN THAT YOU REPLACE THE 200% IN EACH OF THE CALCULATIONS WITH 400%)


|X| Example 11a: If on the 200% GWB Adjustment Date, your GWB is $160,000, your 200% GWB adjustment is $200,000, and you have taken no withdrawals on or prior to the 200% GWB Adjustment Date:

          Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the 200% GWB adjustment ($160,000) or 2) the 200% GWB adjustment ($200,000).

|X| Example 11b: If on the 200% GWB Adjustment Date, your GWB is $210,000, your 200% GWB adjustment is $200,000, and you have taken no withdrawals on or prior to the 200% GWB Adjustment Date:

          Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the 200% GWB adjustment ($210,000) or 2) the 200% GWB adjustment ($200,000).

|X|  Notes:

          The 200% GWB adjustment provision is terminated on the 200% GWB Adjustment Date after the 200% GWB adjustment is applied (if any).

          Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.

          No adjustment is made to your bonus base since the bonus base is not impacted by the 200% GWB adjustment.

          If your endorsement allows for re-determination of the GAWA%, no adjustment is made to your BDB since the BDB is not impacted by the 200% GWB Adjustment.

          If your endorsement includes a GMWB Death Benefit provision, no adjustment is made to your GMWB death benefit since the GMWB death benefit is not impacted by the 200% GWB adjustment.








(TO BE USED WITH VC4224 04/09)
                                                                   JMV4005 09/09